# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victoria's Secret & Co., CIK 0001856437
CUSIP: 926400102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Date of event which requires filing of this statement: 06/09/2025
Filed by CIK 0001930869
Persons authorized to receive notices and communications: BRETT BLUNDY, BBRC INTERNATIONAL PTE LIMITED, 3 Phillip Street #09-05 Royal Group Buil, Singapore, Singapore (U0), 048693, 61 2 9285 6700; Richard Brand, Michelle Rutta White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 819-8200

## Reporting persons
- BBFIT INVESTMENTS PTE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 10,310,531; sole dispositive power 0; shared dispositive power 10,310,531; aggregate amount beneficially owned 10,310,531 (12.9% of the class)
- THE BB FAMILY INTERNATIONAL TRUST: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (12.9% of the class)
- BBRC INTERNATIONAL PTE LTD (CIK 0001930869): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (12.9% of the class)
- BRETT BLUNDY: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victoria's Secret & Co.
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Comment:
EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on February 1, 2024, as amended by Amendment No. 1 filed on March 12, 2025 and Amendment No. 2 filed on April 1, 2025 (collectively, the "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Victoria's Secret & Co. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D. The aggregate percentage of shares owned by each person named herein is based on 79,838,968 shares of Common Stock outstanding as of April 21, 2025 as reported in the Issuer's definitive proxy statement filed on April 28, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 9, 2025, BBRC International PTE Limited sent a letter to the Board of Directors of the Issuer, which letter is attached as Exhibit 99.2 to this Schedule 13D filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2 Letter to the Board of Directors dated June 9, 2025

## Signatures
- BBFIT INVESTMENTS PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (06/10/2025)
- THE BB FAMILY INTERNATIONAL TRUST: /s/ Brett Blundy, Brett Blundy, Director (06/10/2025)
- BBRC INTERNATIONAL PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (06/10/2025)
- BRETT BLUNDY: /s/ Brett Blundy, Brett Blundy (06/10/2025)